EXHIBIT 99.10 Appendix 3Y Change of Director’s Interest Notice
Rule 3.19A.2
Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 30/09/01 Amended 01/01/11

Name of entity	James Hardie Industries plc
ARBN	097 829 895

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter-John DAVIS
Date of last notice	16 March 2023

Part 1 - Change of director’s relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Direct interest in ordinary shares/CUFS registered in the name of Peter John Charles Davis.
Date of change	15 June 2023
No. of securities held prior to change	Direct interest in 496 CUFS, equivalent to a holding of 496 ordinary shares/CUFS.
Class	Ordinary shares/CUFS
Number acquired	440
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	A$16,561.60
No. of securities held after change	Current relevant interest is: •936 ordinary shares/CUFS registered in the name of Peter John Charles Davis.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issuance of CUFs pursuant to the terms of the James Hardie 2020 Non-Executive Director Equity Plan.

+ See chapter 19 for defined terms.

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Appendix 3Y Change of Director’s Interest Notice

Part 2 – Change of director’s interests in contracts
Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	Not applicable
Nature of interest	Not applicable
Name of registered holder (if issued securities)	Not applicable
Date of change	Not applicable
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	Not applicable
Interest acquired	Not applicable
Interest disposed	Not applicable
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	Not applicable
Interest after change	Not applicable

Part 3 – +Closed period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	No
If so, was prior written clearance provided to allow the trade to proceed during this period?	Not applicable
If prior written clearance was provided, on what date was this provided?	Not applicable

+ See chapter 19 for defined terms.

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